Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-121434 on Form S-8 of our report dated March 22, 2005 (November 29, 2005 as to Note 15), relating to the consolidated financial statements of Great Wolf Resorts, Inc. and subsidiaries and the combined financial statements of Great Lakes Predecessor (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” and an explanatory paragraph relating to the restatements described in Note 15), appearing in this annual report on Form 10-K/A for the year ended December 31, 2004.
/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
November 29, 2005